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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02006047

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35724

RECEIVED FEB 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Architects, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

34 Petaluma Blvd. N.
(No. and Street)

Petaluma, CA 94952
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Haddock (707) 763-7861
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fry, Dolores R.
(Name — *if individual, state last, first, middle name*)

1916 Milton Road (Address) Napa (City) CA (State) 94559 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Duckworth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Architects, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF CALIFORNIA
COUNTY OF SONOMA } ss

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 8th DAY OF February 2002

NOTARY PUBLIC

Notary Public

Signature

Executive Vice President

Title


OFFICIAL SEAL - 1174722
WILLIAM W. CRETCHER
NOTARY PUBLIC - CALIF
COUNTY OF SONOMA
My Comm. Exp. Feb. 27, 2002
NCR-1
NCR-1

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT ARCHITECTS, INC.

(A California Corporation)

Financial Statements

December 31, 2001 & December 31, 2000

INVESTMENT ARCHITECTS, INC.

Table Of Contents



DOLORES R. FRY
Certified Public Accountant
1916 Milton Rd., Napa, CA 94559
(707) 257-7364 Fax (707) 257-2433

Independent Auditor's Report

The Board of Directors
Investment Architects, Inc.

I have audited the accompanying statement of financial condition of Investment Architects, Inc. (a California Corporation) as of December 31, 2001 and 2000 and the related statements of income or loss, changes in stockholders equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Architects, Inc., as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by Rule 17 a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

Napa, California
January 30, 2002

EXHIBIT A

INVESTMENT ARCHITECTS, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS		31-Dec-01		31-Dec-00
CURRENT:				
Cash		$158,830		$330,618
Commissions and concessions receivable		$50,682		$87,731
Deferred income taxes		$86		$12,586
Corporate income taxes receivable		$33,652		$0
Deposits		$600		$600
TOTAL CURRENT ASSETS		$243,850		$431,535
PROPERTY & EQUIPMENT, at cost (Note 1)				
Equipment	$18,327		$18.327	
Less accumulated depreciation	$16,515	$1,812	$15,011	$3,316
SECURITIES OWNED – Not readily marketable (Note 5):				
NASDAQ Warrants	$3,300		$3,300	
NASDAQ Stock	$13,000	$16,300	$13,000	$16,300
TOTAL ASSETS		$261,962		$451,151
LIABILITIES				
CURRENT:				
Commissions payable		$57,461		$176,492
Accrued vacation		$703		$703
Income taxes payable		$0		$32,600
Accrued Liabilities		$33,775		$80,317
TOTAL LIABILITIES		$91,939		$290,112
STOCKHOLDERS' EQUITY				
CAPITAL STOCK (Exhibit C):				
Common, no-par, shares authorized, 1000; issued & outstanding: 405	$7,500		$7,500	
RETAINED EARNINGS	$162,523	$170,023	$153,539	$161,039
TOTAL LIABILITIES & EQUITY		$261,962		$451,151

See notes to financial statements

EXHIBIT B

INVESTMENT ARCHITECTS, INC.

STATEMENT OF INCOME OR LOSS

	Year Ended 31-Dec-01		Year Ended 31-Dec-00	
COMMISSION AND CONCESSION INCOME	$2,793,925		$4,590,757	
TOTAL INCOME	$2,793,925	100.00%	$4,590,757	100.00%
OPERATING EXPENSES	$2,785,291	99.69%	$4,523,497	98.53%
INCOME (LOSS) FROM OPERATIONS	$8,634	.31%	$67,260	1.47%
OTHER INCOME (EXPENSES):				
Interest, net	$5,208	.18%	$7,917	.17%
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	$13,842	.49%	$75,177	1.64%
PROVISION FOR (RECOVERY OF) INCOME TAXES (NOTE 3)	$4,858	.17%	$22,152	.48%
NET INCOME (LOSS)	**$8,984**	**.32%**	**$53,025**	**1.16%**
EARNINGS (LOSS) PER COMMON SHARE	**$22.18**		**$130.93**	

See notes to financial statements

EXHIBIT C

INVESTMENT ARCHITECTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

	Common Stock		Retained
	Shares	Amount	Earnings
Balance - January 1, 2000	405	$7,500.	$100,514.
Net Income for year ended December 31, 2000			$53,025.
Balance - December 31, 2000	405	$7,500.	$153,539.
Net Income for year ended December 31, 2001			$8,984.
Balance - December 31, 2001	405	$7,500.	$162,523.

See notes to financial statements

EXHIBIT D

INVESTMENT ARCHITECTS, INC.
STATEMENT OF CASH FLOWS

	Year Ended 31-Dec-01		Year Ended 31-Dec-00	
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss) (Exhibit B)		$8,984		$53,025
Adjustments to reconcile net income or loss to net cash				
Provided by operating activities:	$1,504		$1,551	
Depreciation				
Decrease (increase) in:				
Commissions receivable	$37,049		$25,371	
Deferred Assets	$12,500		($12,487)	
Deposits	$0		$300	
Corporate Income Taxes Receivable	($33,652)		$1,049	
Increase (decrease) in:				
Income Taxes Payable	($32,600)		$32,600	
Accrued Liabilities	($46,542)		$80,317	
Accrued Vacation	$0		$142	
Commissions payable	($119,031)	($180,772)	$65,939	$194,782
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		($171,788)		$247,807
CASH FLOWS USED BY INVESTING ACTIVITIES:				
Purchase of Equipment	($0)		($3,774)	
Purchase of Investments	($0)		($16,300)	
NET CASH USED BY INVESTING ACTIVITIES		($0)		($20,074)
CASH FLOWS FROM FINANCING ACTIVITIES		$0		$0
NET INCREASE (DECREASE) IN CASH		($171,788)		$227,733
CASH AT BEGINNING OF YEAR		$330,618		$102,885
CASH AT END OF YEAR		$158,830		$330,618
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFO.				
CASH PAID DURING THE YEAR FOR INCOME TAXES		$58,626		$990
CASH PAID DURING THE YEAR FOR INTEREST		$0		$0

See note to financial statements.

INVESTMENT ARCHITECTS, INC.

NOTES TO FINANCIAL STATEMENTS -DECEMBER 31, 2001 AND DECEMBER 31, 2000

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recognition of commission income:
The Company records commission income and related commission expense on a settlement date basis.

Depreciation:
The Company computes depreciation on its property and equipment using accelerated and straight-line methods of accounting over the useful life ranging from 5-7 years. Depreciation expense was $1504 (2002) and $1551 (2000).

Deferred income taxes:
Deferred income taxes arise from timing differences between the period in which transactions affect taxable income and the period in which they enter into the determination of pretax accounting income shown in the financial statements. Timing differences arise from the treatment of state franchise taxes, and depreciation.

Leases:
Leases meeting certain criteria are considered to be capital leases and the relating asset and lease obligations are recorded at their present value in the financial statements. Other leases not meeting such criteria are considered to be operating leases and the related rentals are charged to expense as incurred.

All current rentals are on a month to month basis and for the years 2001 and 2000 are $12,446 and $9,495 respectively.

Allowance for bad debts:
The Company's policy is to reserve for possible bad debts. However at December 31, 2001 and 2000 no reserves were required.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principals required management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:
The company has defined cash and cash equivalents as cash and money market accounts.

Note 2. COMPANY OPERATIONS

The Company is a broker/dealer with emphasis in managed accounts, mutual funds, and variable annuities. The Company was incorporated in September 1984, and was licensed as a California broker/dealer in June 1986.

Note 3. PROVISION FOR INCOME TAXES

The components of the income tax provision are as follows:

	December 31:	
Current:	2001	2000
State	$1,321	$ 6,663
Federal	3,537	15,489
Total Provision	$4,858	$22,152

The net deferred tax assets and liabilities consist of the following at December 31:

	Federal		State	
	2001	2000	2001	2000
Deferred Tax Assets	$303	$10,482	$65	$3,117
Deferred Tax Liabilities	(282)	(956)	(0)	(57)
Net Deferred Taxes	$21	$9,526	$65	$3,060

Note 4. **RELATED PARTY TRANSACTION:**

The Company charges a related company, Resource Investment Architects, Inc., a management fee. Resource Investment Architects, Inc. is a registered investment advisor and has similar ownership and management as the Company. In 2001 and 2000 the management fee paid to the company was $20,000 each year.

Note 5. **SECURITIES OWNED – NOT READILY MARKETABLE**

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quote market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. At December 31, 2001, these securities, at cost, consist of the following:

NASDAQ Equities	$13,000
NASDAQ Warrants	$ 3,300

Note 6. **OFF-BALANCE SHEET RISK:**

The Company maintains cash balances at one financial institution located in California. Accounts are inured by the Federal Deposit Insurance Corporation up to $100,000. The company's uninsured cash balances total $21,877 (2001) and $194,881 (2000).

Note 7. **CONTINGENT LIABILITIES:**

The Company is responding to three arbitration claims resulting from clients' losses on investments. The claims are asking for a total of approximately $857,000, plus punitive damages. Management does not believe the Company or its representatives should have any exposure for the claims made and intends to defend against these claims vigorously. The company has accrued an expense in the amount of the deductible portion of its insurance coverage. Any additional liability that might result from the resolution of these claims cannot be presently estimated and has not been reflected in the financial statements.

INVESTMENT ARCHITECTS, INC.

SUPPLEMENTARY INFORMATION

INVESTMENT ARCHITECTS, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

NET CAPITAL:		
Total Ownership Equity from Statement of Financial Condition		$170,023
Total Ownership Equity Qualified for Net Capital		$170,023
Total Capital and Allowable Subordinated Liabilities		$170,023
Total Non-Allowable Assets	$56,502	
Other Deductions and/or Charges		$56,502
NET CAPITAL		$113,521
COMPUTATION OF AGGREGATE INDEBTDNESS:		
Liabilities from Statement of Financial Condition		$91,939
TOTAL AGGREGATE INDEBTEDNESS		$91,939
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required: (Based on Aggregate Indebtedness)		$6,130
Minimum Dollar Requirement		$25,000
Net Capital Requirement		$25,000
Excess Net Capital		$88,521
Excess Net Capital @ 1000%(Net Capital less 10% of Aggregate Indebtedness)		$104,327

INVESTMENT ARCHITECTS, INC.

SCHEDULE II

NONALLOWABLE ASSETS-DECEMBER 31, 2001

Commissions and concessions receivable, net of related commissions payable	$ 4,052
Deferred & Prepaid Assets	$33,738
Deposits	$ 600
Property, equipment & Investments	$ 18,112
Totals	**$56,502**

SCHEDULE III

RECONCILIATION OF COMPUTATION OF NET CAPITAL-DECEMBER 31, 2001

Net capital as reported in the unaudited report of the quarter ended December 31, 2001	$133,802
Decrease (increase) in Ownership Equity	($ 8,348)
Decrease (increase) in non-allowable assets	($11,933)
Net Capital as of December 31, 2001 Schedule I	**$113,521**

SCHEDULE IV

INVESTMENT ARCHITECTS, INC.

CERTIFIED PUBLIC ACCOUNTANT'S

REPORT OF INTERNAL ACCOUNTING CONTROL



DOLORES R. FRY

Certified Public Accountant

1916 Milton Rd., Napa, CA 94559

(707) 257-7364 Fax (707) 257-2433

The Board of Directors
Investment Architects, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Investment Architects, Inc. (the Company), for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing

their assigned functions. However, I noted the following matter involving the control environment, accounting systems and control activities and their operation that I consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in my audit of the financial statements of Investment Architects, Inc., for the year ended December 31, 2001 and this report does not affect my report thereon dated January 30, 2002.

The Company is a small company and essentially all of its operational and record-keeping procedures are performed by a few individuals. Consequently, the company's systems and procedures do not provide for the segregation of duties commensurate with effective internal control. Since the Company does not maintain physical possession or control of paid securities of customers, this weakness is not considered as significant as it would be otherwise.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountant

Napa, California
January 30, 2002